Office of Real Estate & Construction

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

November 29, 2022

Re:	FundRebel Dean, LLC
Offering Statement on Form 1-A/A
File No. 024-11985

Ladies and Gentlemen:

On behalf of FundRebel Dean, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Thursday, December 1, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Mark Drachman

Mark Drachman,

Managing Principal of FundRebel, LLC, the Manager of FundRebel Dean, LLC

cc:	Jeanne Campanelli, Esq.
CrowdCheck Law LLP